Mail Stop 4720

May 24, 2010

Via Facsimile and U.S. Mail

Richard M. Marsh
Executive Vice President, General Counsel and Secretary
Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, UT 84108

Re: Myriad Genetics, Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2009
      Filed August 26, 2009
      File Number: 000-26642

Dear Mr. Marsh:

        We have completed our review of your Annual Report on Form 10-K for
the Fiscal Year Ended December 31, 2008 and have no further comments at this time.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director